

October 24, 2011

<u>Via E-mail</u>
Fayaz Suleman
Vice President Finance
Vitran Corporation Inc.
185 The West Mall, Suite 701
Toronto, Ontario, Canada, M9C 5L5

      Re: Vitran Corporation Inc.
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed on February 11, 2011
      Form 10-Q for the Quarter Ended March 31, 2011
      Filed on May 2, 2011
      File No. 001-32449

Dear Mr. Suleman:

      We have reviewed your response letter dated August 5, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 1. Significant Accounting Policies - (d) Foreign Currency Translation, page 42</u>

1.   We note your response to our prior comment one. We note that your reporting currency is the United States Dollar (USD). We further note that the functional currency of the United Stated subsidiaries, whose net investment in are being hedged, is also the USD. As such please tell us in further detail what risk you are hedging.

Form 10-Q for the Quarter Ended March 31, 2011

Item 1. Financial Statements

Note 4. Acquisitions, page 8

2.   We note your response to our prior comment three. Please revise your disclosure to provide additional details of this transaction similar to the information provided in your response.

        You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief